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Prospectus Supplement No. 1                    Filed Pursuant to Rule 424 (B)(3)
to Prospectus dated May 23, 2001.           Registration Statement No. 333-60462


                                     [LOGO]

                              EXCO RESOURCES, INC.

               7,168,634 SHARES OF 5% CONVERTIBLE PREFERRED STOCK

         We circulated the prospectus dated May 23, 2001, pursuant to which we granted, to holders of our common stock on May 22, 2001, the right to purchase shares of our 5% convertible preferred stock. We granted one right for each share of our common stock held of record on May 22, 2001. Each right entitled a holder to purchase one share of convertible preferred stock for $21.00. Each holder who fully exercised his rights was also entitled to purchase additional shares of convertible preferred stock as described in the prospectus. The subscription period for the rights offering expired at 5:00 p.m., New York time, on June 21, 2001.

         We are supplementing the prospectus dated May 23, 2001, to provide information as to the number of shares of convertible preferred stock for which we have received subscriptions as of the expiration date of the subscription period.

         As of the expiration date of the subscription period, holders had exercised rights to purchase an aggregate of 4,466,869 shares of convertible preferred stock, totaling approximately $93.8 million in gross proceeds. The 2,701,765 shares of convertible preferred stock that have not been subscribed for as of the expiration date of the subscription period may be marketed on a best efforts basis by the dealer managers to other purchasers for up to 5 business days following the expiration date of the subscription period, or 5:00 p.m., New York time, on June 28, 2001.

         As a result of the exercise of rights by rightholders, the condition of a minimum of $50.0 million in aggregate gross proceeds to us has been satisfied and we intend to consummate the offering.


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A.G. EDWARDS & SONS, INC.
                               CIBC WORLD MARKETS
                                                        BREAN MURRAY & CO., INC.
FROST SECURITIES, INC.                               C.K. COOPER & COMPANY, INC.



                        Supplement dated June 22, 2001.